Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces support for professorship at
New Economic School in Moscow

Toronto, Ontario, July 6, 2011 – Kinross Gold Corporation (TSX:K, NYSE: KGC) announced today its support to establish the Kinross Gold Professorship in Development Economics at the New Economic School (NES) in Moscow.

Established in 1992, the NES is a leading economics school in Russia and is ranked among the top economic departments in the world. Since its inception, approximately 900 business, government and academic leaders have graduated from the NES. Kinross is committing US$300,000 over three years to establish the professorship.

“As a direct investor in Russia, we strongly support the research and teaching of the NES, which we believe reinforces the country’s evolution as a free-market economy and a destination for foreign investment,” said Tye Burt, Kinross Gold President and CEO. “Development Economics is of particular interest to Kinross as a global mining company, and we believe this professorship can help to advance the understanding of the impact of foreign investment in strengthening economies around the world.”

Kinross has been active in Russia since 1995 and is the largest Canadian investor in the country. The Company is also an active member in Russia’s Foreign Investment Advisory Council (FIAC), a group that includes CEOs from 42 major companies and is chaired by Russian Prime Minister Vladimir Putin. FIAC seeks to promote a favourable investment climate in the country.

Commenting on the agreement, NES Rector Professor Sergei Guriev said: “We are pleased to establish a partnership with Kinross.  As the leading investor in Russia from Canada, Kinross has continued to demonstrate its long-term commitment to Russia, and by supporting the professorship at NES, Kinross will be contributing to the intellectual capital of our country in the field where Russia most needs it.”

Kinross currently operates the world-class gold-silver Kupol mine in the Chukotka region of Russia. Kinross is also developing the high-grade Dvoinoye deposit, located 100 kilometres north of Kupol.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 2 Kinross announces commitment to extablish professorship at the New Economic School in Moscow	www.kinross.com